April 17, 2020

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention:  Ms. Yoon Choo

Re:                             M Fund, Inc. (Registration No. 033-95472/811-09082)

Response to Examiner Comments on Post-Effective

Amendment No. 40

Dear: Ms. Choo:

This letter responds to your comments provided via telephone on April 3, 2020 and April 16, 2020 to Post-Effective Amendment No. 40 to the Registration Statement on Form N-1A of M Fund, Inc. (the “Registrant”) filed on March 13, 2020.

1.                                      Comment:                                     To the extent that comments apply to more than one series of the Registrant, apply such changes as appropriate to each affected series of the Registrant.

Response:                                        The Registrant agrees to apply any such changes as appropriate to each affected series of the Registrant.

2.                                      Comment:                                     Confirm that the Registrant will fill in all bracketed information in the Funds’ fee tables and elsewhere.

Response:                                        The Registrant confirms that it will fill in all bracketed information in the Funds’ fee tables and elsewhere, prior to filing.

3.                                      Comment:                                     With respect to footnote 1 in the Fee Table of M International Equity Fund, M Large Cap Growth Fund, M Capital Appreciation Fund and M Large Cap Value Fund (each a “Fund” and together, the “Funds”) the expense waiver agreement filed as an exhibit does not include a provision allowing the Adviser to be reimbursed, while the advisory agreement contains only a general provision that a Fund may pay “such other expenses as the Directors may, from time to time, determine to be properly payable by the Fund.” Please supplementally explain the basis for recapturing waived expenses.  If reimbursement by the Fund is not contractually required, please revise this statement accordingly. Also, please explicitly state the conditions the recaptures are subject to including that the recoupment period is limited to 3 years from the time the expenses were waived or incurred and is limited to the lesser of the (1) the expense cap in effect at the time of the waiver, and (2) the expense cap in effect at the time of recapture.

Response:                                        The Expense Limitation Agreement, a copy of which is included in the Registrant’s filing, conditions the Adviser to recoup any amounts waived or reimbursed earlier in the fiscal year provided that the repayment does not cause operating expenses to exceed 0.25%.

4.                                      Comment:                                     For each Fund, include in the Expense Example narrative disclosure that the example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem or hold (emphasis added) all of your shares at the end of those periods.

Response:                                        The Registrant has revised the disclosure as requested.

5.                                      Comment:                                     For each Fund, remove the disclosure that a higher portfolio turnover rate may result in higher taxes when Fund shares are held in a taxable account because it is not applicable to investors in insurance products.

Response:                                        The Registrant has revised the disclosure as requested.

6.                                      Comment:                                     For the M International Equity Fund, please add disclosure regarding the objective and strategies of the Emerging Markets Core Equity Portfolio of DFA Investment Dimensions Group Inc. (the “Underlying Fund”). Please also clarify the definition of “Non-U.S. Universe.” Lastly, please clarify that Dimensional Fund Advisors LP (“Dimensional”) is the sub adviser of the M International Equity Fund and the Investment Adviser of the Underlying Fund.

Response:                                        The Registrant has revised the disclosure to include the strategy of the Underlying Fund.

Regarding the definition of “Non-U.S. Universe,” please note that the section of the prospectus entitled “Fund Summaries—M International Equity Fund—Principal Investment Strategies” discloses that Dimensional defines the Non-U.S. Universe as a market capitalization weighted portfolio of non-U.S. companies in developed and emerging markets that have been authorized for investment as approved markets by Dimensional’s Investment Committee. The section of the prospectus entitled “Investment Strategies—M International Equity Fund—Principal Investment Strategies” further discloses that, in determining which emerging market countries are eligible markets for the Fund, Dimensional may consider various factors, including, without limitation, the data, analysis and classification of countries published or disseminated by the International Bank for Reconstruction and Development (commonly known as the World Bank), the International Finance Corporation, FTSE International and MSCI. The disclosure continues that, in determining whether to approve certain emerging markets for investment, Dimensional may take into account, among other things, market liquidity, relative availability of investor information, government regulation, including fiscal and foreign exchange repatriation rules, and the availability of other access to these markets for the Fund.  As a result, we believe the definition of the Non-U.S. Universe of the Fund to be appropriately disclosed to investors.

Lastly, please note that the section of the prospectus entitled “Fund Summaries—M International Equity Fund—Principal Investment Strategies” discloses that the Underlying Fund is a series of DFA Investment Dimensions Group Inc. In addition, the section of the prospectus entitled “Investment Strategies—M International Equity Fund—Principal Investment Strategies” discloses that the Underlying Fund is managed by Dimensional, and Dimensional is disclosed throughout the prospectus as the sub-adviser to the M International Equity Fund itself.

7.                                      Comment:                                     Please add the risk of investing in depositary receipts as a principal investment risk of the M International Equity Fund.

Response:                                        The Registrant respectfully acknowledges the comment; however, it believes that the risks entitled “Market Risk,” “Foreign Securities and Currencies Risk,” “Economic and Market Events Risk” and “Emerging Markets Risk” appropriately describe the principal risks of depositary receipts. The Registrant notes that additional risks of depositary receipts are further described in the statement of additional information.

8.                                      Comment:                                     The M International Equity Fund may purchase futures and options on futures contracts. If the fund will count derivatives toward its 80% names policy, please disclose under Item 4 or Item 9 of Form N-1A that the Fund will value derivatives for purposes of the names rule on a mark to market basis using the current market price or, if it is an over-the-counter derivative, its fair value. This comment also applies to the M Large Cap Value Fund investing in “other instruments with similar economic characteristics.”

Response:                                        The Registrant hereby confirms that the M International Equity Fund may count derivatives toward its 80% names policy. For purposes of such policy, the value of the derivatives in which the Fund invests will be calculated in the same way that the values of derivatives are calculated when calculating the Fund’s net asset value. Derivative instruments are valued at market price (not notional value) and may be fair valued, for purposes of calculating a Fund’s net asset value.

The Registrant further confirms that M Large Cap Value Fund may count instruments with similar economic characteristics toward its 80% names policy. For purposes of such policy, the value of the instruments with similar economic characteristics in which the Fund invests will be calculated in the same way that the value of instruments with similar economic characteristics are calculated when calculating the Fund’s net asset value.

9.                                      Comment:                                     Significant market events have occurred as a result of the COVID-19 crisis. Please consider whether the risk disclosure should be revised based on how these events are effecting both debt and equity markets. If the Registrant does not believe additional risk disclosure is necessary please explain why.

Response:                                        The Registrant has added risk disclosure related to COVID-19.

10.                               Comment:                                     Each Fund other than the M International Equity Fund includes “Economic and Market Events Risk” as a principle risk factor. Please consider whether this risk factor should also be a principle risk factor of the Fund.

Response:                                        The Registrant has amended its disclosure to add this principal risk factor.

11.                               Comment:                                     For each Fund that includes investing in emerging markets as a principal investment risk, please add the risk of investing in China in the emerging markets risk factor.

Response:                                        The Registrant respectfully acknowledges the comment; however, risks of investing in China are generally disclosed through emerging markets risk disclosures and also specifically through the “Economic and Markets Events Risk” in the section of the prospectus entitled “Risks of Investing in the Funds.”  As a result, the Registrant believes excluding China risk as a principal risk of the Fund to be appropriate.

12.                               Comment:                                     Under Derivatives Risk in the following sentence, please briefly describe each risk not otherwise described in the risk section. “Derivative instruments are subject to a number of risks including counterparty, settlement, liquidity, interest rate, market, credit and management risks, as well as the risk of improper valuation.”

Response:                                        The Registrant has revised disclosure as requested.

13.                               Comment:                                     Please confirm whether Large Capitalization Risk is a principal investment risk of the M International Equity Fund.

Response:                                        The Registrant confirms that Large Capitalization Risk is a principal investment risk of the Fund.

14.                               Comment:                                     The statutory section of the M International Equity Fund under “Other Investment Strategies” states that the Underlying Fund may lend its portfolio securities. If securities lending is a principal investment strategy either because the Fund lends its securities or the Underlying Fund lends its securities, include securities lending in the Fund’s principal investment strategy.

Response:                                        Securities lending is not a principal investment strategy of the Fund at this time. Disclosure regarding securities lending has been removed as a principal investment strategy of the Fund.

15.                               Comment:                                     If the expense limitation agreement for the M Large Cap Growth Fund, the M Capital Appreciation Fund and M Large Cap Value Fund will not reduce the total annual fund operating expense for at least one year from the date of the Prospectus please remove the footnote in each Fund’s fee table. Also, for each of these Funds, if the expense limitation agreement did not reduce the total annual fund operating expenses remove from the expense example that the example assumes that the Fund’s expense limitation remains in place.

Response:                                        The Registrant has revised the disclosure as requested.

16.                               Comment:                                     The principal investment strategy of the M Large Cap Growth Fund includes normally investing at least 80% of its total assets in U.S. large cap equity securities, including, but not limited to, common stocks, preferred stocks and American Depositary Receipts. Please add the risk of investing in preferred stock as a principal investment risk of the Fund. Also, U.S. large cap equity securities are not represented by American Depositary Receipts. Please remove that reference and similar disclosure in the SAI.

Response:                                        The Registrant has revised the disclosure as requested.

17.                               Comment:                                     The M Large Cap Growth Fund’s strategy is not fundamental (it may be changed without shareholder approval), but should the Fund decide to change this strategy, it will provide shareholders with at least 60 days’ notice. Please clarify this sentence to indicate which strategy it references. Please also make a conforming change in the statutory section of the Prospectus.

Response:                                        The Registrant has revised the disclosure as requested.

18.                               Comment:                                     Please consider whether Market Risk should be a principle investment risk for only M International Equity Fund and M Capital Appreciation Fund or for all Funds.

Response:                                        The Registrant has added Market Risk as a principal investment risk to the M Large Cap Growth Fund and the M Large Cap Value Fund.

19.                               Comment:                                     The M Large Cap Growth Fund and the M Capital Appreciation Fund are not concentrated in any industry but each Fund includes Concentration Risk. Consider revising this disclosure.

Response:                                        Disclosure for both Funds has been amended to remove the reference to “Concentration Risk.”

20.                               Comment:                                     Under Foreign Securities and Currencies Risk, the M International Equity Fund and the M Capital Appreciation Find indicate that neither Fund hedges for currency risk. Please confirm whether the Funds hedge for foreign security risk.

Response:                                        The Registrant confirms that neither Fund hedges for foreign security risk. The Registrant has revised its disclosure to clarify.

21.                               Comment:                                     If the technology, financials and healthcare sectors are principal investment strategies of the M Large Cap Growth Fund, please reference each sector in the Fund’s principal investment strategies. If any of these sectors are not principal investment strategies of the Fund, please remove the respective risk factor.

Response:                                        The Registrant confirms that the technology, financials and healthcare sectors are not principle investment strategies of the Fund and have therefore been removed as principal investment risks.

22.                               Comment:                                     For the M Capital Appreciation Fund, please include the capitalization range of the Russell 2500 Index as of a recent date.

Response:                                        The Registrant has revised the disclosure as requested.

23.                               Comment:                                     The M Capital Appreciation Fund invests in the U.S. small- and mid- capitalization equity universe. Include Mid-Capitalization Risk as a Principal investment Risk of the Fund.

Response:                                        The Registrant modified the risk to include both the small and mid-capitalization equity universe.

24.                               Comment:                                     If the industrials and technology sectors are principal investment strategies of the M Capital Appreciation Fund, please reference each sector in the Fund’s principal investment strategies. If any of these sectors are not principal investment strategies of the Fund, please remove the respective risk factor.

Response:                                        The Registrant confirms that the industrials and technology sectors are not principle investment strategies of the Fund and have therefore been removed as principal investment risks.

25.                               Comment:                                     The M Capital Appreciation Fund’s principal investment strategy does not indicate that it will invest in a relatively small number of securities. In addition, the Fund’s holdings reflected in the Annual Report for the period ended December 31, 2019, does not indicate that the Fund holds a relatively small number of securities. If the Fund does not invest in a limited number of securities please remove the concentration risk factor.

Response:                                        The Registrant has removed Concentration Risk as a principal investment risk of the Fund.

26.                               Comment:                                     The M Capital Appreciation Fund includes Foreign securities and currency risk in its principal investment risks. If investing in foreign securities is a principal investment strategy of the Fund please include this disclosure in the principal investment strategy section. If investing in foreign securities is not a principal investment strategy of the Fund, please remove this risk factor.

Response:                                        Investing in foreign securities is part of the Fund’s principal investment strategy. The Registrant has modified the Fund’s disclosure accordingly.

27.                               Comment:                                     For the M Large Cap Value Fund, please include the capitalization range of the Russell 1000 Index as of a recent date.

Response:                                        The Registrant has revised the disclosure as requested.

28.                               Comment:                                     If the financial sector is a principal investment strategy of the Fund, please reference the sector in the Fund’s principal investment strategies. If this sector is not a principal investment strategy of the Fund, please remove the risk factor.

Response:                                        The Registrant confirms that the financials sector is not a principle investment strategy of the Fund and has therefore been removed as a principal investment risk.

29.                               Comment:                                     The M International Equity Fund may invest in exchange-traded funds (“ETFs”) for purposes of gaining exposure to the equity markets, including the United States, while maintaining liquidity. If investing in ETFs is a principal investment strategy of the Fund include relevant disclosure in the Fund’s summary prospectus. If investing in ETFs is not a principal investment strategy of the Fund, consider adding this disclosure to the “Other Investment Strategies.”

Response:                                        The Registrant has revised the disclosure to remove investing in ETFs has as a principal investment strategy of the Fund.

30.                               Comment:                                     For the M Large Cap Growth Fund and the M Large Cap Value Fund, expand disclosure related to how the sub-adviser to each Fund decides which securities to purchase and sell.

Response:                                        The Registrant has revised the disclosure as requested.

31.                               Comment:                                     The M Large Cap Growth Fund states under “Other Investment Strategies” that it may invest up to 20% of the value of its total assets in foreign issuers. The Fund does not indicate in its principal investment strategy that it will invest in foreign issuers. A fund may not reserve the right to invest to this extent in the statutory section of the Prospectus. Further, the SAI states that the Fund may investment all of its foreign issuer allocation to emerging markets. If the Fund will invest in foreign issuers, including in emerging markets, it must disclose this in the Fund’s principal investment strategies.

Response:                                        The Registrant confirms that the Fund may invest up to 20% of the value of its total assets in foreign issuers. The Registrant further confirms that the Fund will not invest in emerging markets. The Registrant has revised the disclosure as requested.

32.                               Comment:                                     The M Capital Appreciation Fund states under “Other Investment Strategies” that it may invest up to 15% of the value of its total assets in foreign issuers. The Fund does not indicate in its principal investment strategy that it will invest in foreign issuers. A fund may not reserve the right to invest to this extent in the statutory section of the Prospectus. Further, the SAI states that the Fund may investment all of its foreign issuer allocation to emerging markets. If the Fund will invest in foreign issuers, including in emerging markets, it must disclose this in the Fund’s principal investment strategies.

Response:                                        The Registrant confirms that the Fund may invest up to 15% of the value of its total assets in foreign issuers. The Registrant further confirms that the Fund will not invest in emerging markets. The Registrant has revised the disclosure as requested.

33.                               Comment:                                     The M Large Cap Value Fund states under “Other Investment Strategies” that it may invest up to 15% of the value of its total assets in foreign issuers. The Fund does not indicate in its principal investment strategy that it will invest in foreign issuers. A fund may not reserve the right to invest to this extent in the statutory section of the Prospectus. Further, the SAI states that the Fund may investment all of its foreign issuer allocation to emerging markets. If the Fund will invest in foreign issuers, including in emerging markets, it must disclose this in the Fund’s principal investment strategies.

Response:                                        The Fund does not invest in foreign issuers. The Registrant has revised the disclosure as requested.

34.                               Comment:                                     Consider adding to “Security Types” a description of futures and options.

Response:                                        Futures and options are described elsewhere in the prospectus. The Registrant respectfully declines to make this change.

35.                               Comment:                                     Consider identifying which Funds invest in the instruments identified under the definition of equity security.

Response:                                        The “Security Type” section is intended to provide a further description of the instruments that the Funds may invest in. If a Fund invests in one of these instruments as part of its investment strategy, principal or otherwise, it will be identified in that relevant section. The Registrant respectfully declines to make this change.

36.                               Comment:                                     Securities convertible into common stock are not discussed in any of the Funds’ principal investment strategies. If the use of these instruments is a part of a Fund’s principal investment strategy include relevant disclosure and provide a further description of these investments in the statutory section of the prospectus.

Response:                                        Investing in securities convertible into common stock is part of the principal investment strategy of the M Large Cap Growth Fund. The Registrant has added relevant disclosure to the Fund’s principal investment strategy and principal investment risks.

37.                               Comment:                                     Please consider adding ETFs and investment companies to the list of equity securities the Funds may invest in.

Response:                                        The equity securities identified in this list are intended to be examples and not an exhaustive list. The Registrant respectively declines to make this change.

38.                               Comment:                                     The disclosure in Item 9 of Form N-1A is intended to be a complete description of the Funds’ principal investment strategies and principal investment risks from which the summary prospectus is derived. Certain of the Funds include in the table risks of investments not identified earlier in the Funds’ summary prospectus and certain of the Funds include risk in the summary prospectus that are not included in the table. Please revise the chart and the related risk disclosure in this section and, if necessary, the principal investment risk sections so that the table and principal investment risk sections are consistent. If non-principal investment risks are disclosed in the statutory section please clearly identify those risks as non-principal so that investors are clearly informed about the materiality of each risk. Consider adding a second table that includes only non-principal risks.

Response:                                        The Registrant has revised the disclosure as requested.

39.                               Comment:                                     The M International Equity Fund includes a broad description of Derivatives Risk as a principal investment risk of the Fund but the Fund’s principal investment strategies only mentions purchasing or selling futures contracts and options on futures contracts options. Please tailor the Fund’s Derivatives Risk disclosure to the types of derivatives used by the Fund or include a more fulsome description in the Principal Investment Strategies of what derivatives the Fund uses to meet its investment objective. See Barry D. Miller letter, July 30, 2010.

Response:                                        The Registrant respectfully acknowledges the comment; however, it believes the Fund’s existing disclosures to be appropriate (i.e., that the principal risk disclosure is tied to futures and options, consistent with the types of derivatives specified in the Fund’s principal investment strategies).

40.                               Comment:                                     Include M Large Cap Growth Fund under the description of Growth Securities Risk in Item 9 of Form N-1A disclosure.

Response:                                        The Registrant has revised the disclosure as requested.

41.                               Comment:                                     For those Funds subject to a breakpoint, please state the aggregate fee paid to the Adviser for the most recent fiscal year as a percentage of a Fund’s average net assets.

Response:                                        The Registrant has revised the disclosure as requested.

42.                               Comment:                                     Under the “Expense Limitation Agreement” discussion, please confirm that the expense limitation agreement includes a provision allowing the Adviser to recoup any amounts waived or reimbursed and include fully under what conditions the Adviser may seek to recoup from the Funds any amounts waived or reimbursed earlier in the fiscal year.

Response:                                        The Registrant confirms that the Expense Limitation Agreement includes a provision allowing the Adviser to recoup any amounts waived or reimbursed earlier in the fiscal year, subject to the condition that the repayment does not cause operating expenses to exceed 0.25%.

43.                               Comment:                                     Clarify under Item 5 and Item 10 of Form N-1A the list of Portfolio Managers from DSM Capital Partners LLC that are responsible for the day-to-day management of the M Large Cap Growth Fund.

Response:                                        The Registrant confirms that the Portfolio Managers of the Fund are listed correctly under Items 5 and 10 of Form N-1A.

44.                               Comment:                                     Please revise “Portfolio Holdings Disclosure” to reflect current Form N-PORT reporting requirements. Also, revise the sentence that says that “Each Fund will also make the monthly holdings reports available on the Corporation’s website at www.mfin.com.” These holdings should be made available quarterly.

Response:                                        The Registrant has revised the disclosure as requested.

45.                               Comment:                                     Clarify that certain performance data shown in this prospectus reflects a voluntary waiver by AJO, LP, the previous sub-adviser to the M Large Cap Value Fund and not the M Large Cap Growth Fund.

Response:                                        The Registrant has revised the disclosure as requested.

46.                               Comment:                                     Under “Redeeming Shares” clarify that while the Funds generally redeem shares within 7 days, the Funds may suspend redemption of shares or postpone payment dates for greater than 7 days when the New York Stock Exchange (“NYSE”) is closed (other than weekends or holidays), when trading on the NYSE is restricted, or as otherwise permitted by the SEC.

Response:                                        The Registrant has revised the disclosure as requested.

47.                               Comment:                                     Under “Interpretive Rules,” please revise the disclosure to remove “borrowing by a Fund” from the scenarios that are deemed to be a violation.

Response:                                        The Registrant has revised the disclosure as requested.

48.                               Comment:                                     Under “Website Disclosure of Fund Portfolio Holdings” reflect current Form N-PORT reporting requirements. Also, revise the sentence relating to frequency of filings of Form N-PORT and the availability of Regulation S-X portfolio holdings on Form N-PORT.

Response:                                        The Registrant has revised the disclosure as requested.

49.                               Comment:                                     Under the list of third parties that are approved recipients of Fund portfolio holdings, include the Funds’ independent registered public accounting firm and outside counsel.

Response:                                        The Registrant has revised the disclosure as requested.

50.                               Comment:                                     With respect to the Chief Compliance Officer of the Registrant include biographical information including his age, length of time served and principal occupations during the past five years.

Response:                                        The Registrant has revised the disclosure as requested.

51.                               Comment:                                     Indicate whether, as of December 31, 2019, any individuals from Dimensional’s investment team beneficially owned any shares of the M International Equity Fund.

Response:                                        The Registrant has revised the disclosure as requested.

52.                               Comment:                                     Please state the principal business address of the custodian.

Response:                                        The Registrant has revised the disclosure as requested.

53.                               Comment:                                     In the table reflecting each Fund’s income received from securities lending activities, include amounts paid by the Funds in parenthesis.

Response:                                        The Registrant has revised the disclosure as requested.

54.                               Comment:                                     Please state the principal business address of the independent registered public accounting firm.

Response:                                        The Registrant has revised the disclosure as requested.

55.                               Comment:                                     Pursuant to the FAST Act Modernization and Simplification of Regulation S-K, include under Exhibit 28 hyperlinks to each exhibit identified in the exhibit index and any other information incorporated by reference in the registration statement if filed on EDGAR.

Response:                                        The Registrant will include hyperlinks to each exhibit identified in the exhibit index and any other information incorporated by reference in the registration statement if filed on EDGAR.

56.                               Comment:                                     Please file the most recent Expense Limitation Agreement referenced in the Prospectus and SAI.

Response:                                        The Registrant will file the Expense Limitation Agreement effective on May 1, 2020.

57.                               Comment:                                     Under Item 30 in Part C of Form N-1A, state the general effect of any contract, arrangements or statute under which any director, officer, underwriter or affiliated person of the Fund is insured or indemnified against any liability incurred in their official capacity, other than insurance provided by any director, officer, affiliated person, or underwriter for their own protection.

Response:                                        The Registrant respectfully acknowledges the comment; however, it believes that its current disclosure under Item 30 is complete.

We trust that the foregoing is responsive to your comments. Please feel free to contact the undersigned at 617-662-1504 if you have any questions.

Sincerely yours,

/s/ Brian F. Link
Brian F. Link